March 13, 2008

UNITED STATES

SECURITIES and EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:		Brad Skinner
Senior Assistant Chief Accountant
(202) 551-3489

	Re:	Canadian Superior Energy Inc. (the “Corporation”)
Form 40-F/A for Fiscal Year Ended December 31, 2006
Filed May 16, 2007
File No. 001-31395

Dear Mr. Skinner,

As discussed on March 4th with Mr. Chris White of your office, I am the Chief Financial Officer of Canadian Superior, effective February 1, 2008. It was not until Mr. White called did I become aware of your letter dated December 10, 2007, with respect to our 40-F/A filing for December 31, 2006 when he faxed me a copy.

We have reviewed the letter and provide the following responses with respect to your comments.

Form 40-F/A for the Fiscal Year Ended December 31, 2006

SEC Comment 1

Exhibit 99.2

1.              We note your financial statements for the fiscal year ended December 31, 2004 were audited by KPMG. We further note that the consent to use their report has been included as an exhibit to your filing. However, the audit report of KPMG does not appear to have been included in your filing. Please advise.

Canadian Superior Response to Comment 1:

                                                KPMG’s audit report to the financial statements for the fiscal year ended December 31, 2004 was previously filed with the Commission in the Corporation’s Form 40-F for the fiscal year ended December 31, 2004, filed on June 8, 2005. KPMG’s consent, which was attached as Exhibit 99.7 to the Corporation’s Form 40-F/A for the Fiscal Year Ended December 31, 2006, incorporates KPMG’s 2004 audit report by reference.

Note 16, Reconciliation with United States Generally Accepted Accounting Principles

SEC Comment 2

2.              We note your adjustment for the difference between Canadian and U.S. GAAP in applying the ceiling test for impairment of oil and gas properties discussed in note 16(c). Based on the adjustments included in the table, we understand you have recorded an impairment under U.S. GAAP and adjusted for the related depletion amounts recorded under Canadian GAAP. However, it is unclear why the adjustment for depletion is greater than the impairment adjustment amount. Please explain the basis used to calculate these amounts.

Corporation Response to Comment 2:

As outlined in Note 1 (c) of the audited Financial Statements of the Corporation for the year ended December 31, 2006, under Canadian GAAP the Company performs a ceiling test in a two-stage test performed at least annually. For US GAAP purposes the ceiling test is calculated using a total proven after tax cash flows using a 10% discount rate.

These unlike methodologies have created differences in the amounts recorded with respect to the oil and gas property impairments at each year end. For US GAAP the Corporation has recorded more impairment with respect to the oil and gas properties compared to Canadian GAAP, resulting in a lower asset base for depletion, amortization and accretion purposes for US GAAP.

Therefore, with the US GAAP oil and gas depletable asset base less than the Canadian GAAP depletable asset base, the recorded depletion, amortization and accretion for US GAAP purposes will be less than that recorded for Canadian GAAP purposes in subsequent years. This results in an add-back for the Canadian to US GAAP reconciliation.

It should be noted the impairment in 2006 of $2,873,000 is for one year only and the depletion calculation is based on the sum of all previous years’ impairments. Therefore there is no relationship to the impairment in one year and the depletion calculation for the same year.

SEC Comment 3

3.              On a related matter, we note the ceiling test for impairment under Canadian GAAP uses the credit-adjusted risk-free rate as the discount rate; whereas, under U.S. GAAP, the full cost method states the use of a 10% discount rate. Please confirm that you have considered this difference when calculating the adjustment amount discussed in note 16(c).

Corporation Response to Comment 3:

The Corporation confirms that we considered the different methodologies when calculating the ceiling test for impairment. For Canadian purposes the ceiling test application is described in Note 1(c). For US GAAP purposes the calculation was completed appropriately using a 10% discount rate. The Corporation undertakes to disclose more clearly this distinction in future filings, where required.

In connection with your comments, the Corporation acknowledges the following:

•                  The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Corporation may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robb D. Thompson

Chief Financial Officer

Canadian Superior Energy Inc.

cc.	Mr. Gary Kocher
K&L Gates LLP

Ms. Tara Bilick
Meyers Norris Penny